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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*


                           HOMESTAKE MINING COMPANY
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                               (Name of Issuer)



                         Common Stock, $.01 Par Value
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                        (Title of Class of Securities)


                                   43761400
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                                (CUSIP Number)


    William S. Sterns, III, Esq.; WALTER, CONSTON, ALEXANDER & GREEN, P.C.
           90 PARK AVENUE, NEW YORK, NY 10016, TEL. (212) 210-9400
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                July 15, 1998
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 43761400                                         PAGE 2 OF 4 PAGES

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         August von Finck
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*  PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                       / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
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                                            7        SOLE VOTING POWER
  NUMBER OF
   SHARES                                            23,024,300
BENEFICIALLY                                -----------------------------------
  OWNED BY                                  8        SHARED VOTING POWER
   EACH
 REPORTING                                           - 0 -
  PERSON                                    -----------------------------------
   WITH                                     9        SOLE DISPOSITIVE POWER

                                                     23,024,300
                                            -----------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     - 0 -
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  23,024,300
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.90%
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14       TYPE OF REPORTING PERSON*

                           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                           Page 3 of 4 Pages

                                  Schedule 13D
                                 AMENDMENT No. 4

         This Amendment No. 4 to Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Homestake Mining Company (the "Company") is being filed on behalf of August von Finck pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend the Schedule 13D originally filed on March 9, 1998 and amended on April 23, 1998, May 20, 1998 and May 27, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on the original
Schedule 13D.

Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and restated in its entirety to read as follows:

                  The Reporting Person has acquired the shares of Common Stock owned by him for investment purposes. The Reporting Person has no present plans or proposals which relate to or would result in any of the matters or events referred to in clauses
                  (a) - (i) of Item 4 of Schedule 13D, except as follows:

                  The Reporting Person may dispose of all or some of the shares of Common Stock, or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, the evaluation of alternative investments, and other factors.

                  The Reporting Person has requested of the Company's management a seat on the Company's board of directors and has discussed with the Company's management the possibility of a second seat on the Company's board of directors.

                  The Reporting Person submitted a Hart-Scott-Rodino notification and report to the Federal Trade Commission and the Department of Justice to seek permission to acquire up to 24.99% in the aggregate, of the shares of Common Stock and, on June 29, 1998, was notified that an early termination was granted.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety to read as follows:

                  As of July 15, 1998, the Reporting Person had an interest in the shares of Common Stock of the Issuer as follows:

                  No. of shares of Common Stock:                   23,024,300
                  Voting Power:                                    Sole
                  Disposition Power:                               Sole
                  Aggregate Percentage Beneficially Owned:         10.9%

                  *Based upon 211,171,141 shares of Common Stock outstanding as of July 14, 1998, as reported by Company's transfer agent.

                  Since the filing of the Amendment No. 3 Schedule 13D, the Reporting Person purchased an aggregate of 2,409,600 shares of Common Stock at an average price of approximately $10.29 per share of Common Stock. All shares of Common Stock were purchased in open market transactions, as more fully set forth in Exhibit A.

                  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's shares of Common Stock.
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                                                                    Page 4 of 4


Item 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit A - Schedule of Purchases of Common Stock by the Reporting Person.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: July 15, 1998
                                        August von Finck



                                       By:  /s/ Ernst Knut Stahl
                                            -----------------------------------
                                            Ernst Knut Stahl, attorney in fact


                                       By:  /s/ Rainer Nocon
                                            -----------------------------------
                                            Rainer Nocon, attorney in fact